Exhibit 12.1
Crestwood Midstream Partners LP
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Nine Months
	Ended September 30,		Year Ended December 31,
	2010		2009		2008		2007		2006		2005
Earnings:
Income before taxes	$28,704		$34,890		$28,725		$9,161		$2,591		$1,553
Capitalized interest	—		(310)		(1,806)		—		—		—
Amortized Capitalized interest	$56		$71
Fixed charges	8,982		9,174		10,366		4,498		329		225

Earnings	$37,743		$43,825		$37,285		$13,659		$2,920		$1,778

Fixed Charges:
Interest expense	$8,808		$8,519		$8,437		$4,257		$—		$—
Interest capitalized	—		310		1,806		—		—		—
Estimated interest factor of rental expense	174		345		123		241		329		225

Fixed Charges	$8,982		$9,174		$10,366		$4,498		$329		$225

Ratio of Earnings to Fixed Charges (1)	4.2	x	4.8	x	3.6	x	3.0	x	8.9	x	7.9	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxed before income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consists of interest expense, including amortization of debt issurance costs and that portion of rental expense considered to be a reasonable approximation of interest.